UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 For May 5, 2004

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [_]               Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                          Yes [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         PRECISION DRILLING CORPORATION



                                         Per: /s/ Jan M. Campbell
                                              ------------------------
                                              Jan M. Campbell
                                              Corporate Secretary



Date:  May 5, 2004



In connection with its First Quarter Report to Shareholders and Consolidated Financial Statements furnished on this Form 6-K, Precision Drilling Corporation is voluntarily filing certifications by its Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and voluntarily furnishing certifications by its Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

2004 PRECISION DRILLING CORPORATION INTERIM REPORT
Period ended March 31

MANAGEMENT'S DISCUSSION AND ANALYSIS

HIGHLIGHTS
Three months ended March 31,
(Stated in thousands of dollars, except per share amounts)            2004              2003       % Change
-----------------------------------------------------------------------------------------------------------
FINANCIAL RESULTS
Revenue                                                       $    665,165      $    587,970           13.1
Operating earnings (1)                                             173,196           118,851           45.7
Earnings from continuing operations                                107,438            74,146           44.9
Net earnings                                                       100,519            83,129           20.9
Diluted earnings per share:
     From continuing operations                                       1.91              1.34           42.5
     After discontinued operations                                    1.79              1.51           18.5
Funds provided by continuing operations                            180,496           132,402           36.3


                                                               MARCH 31, 2004    December 31, 2003
--------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Working capital                                                  $    421,795        $     248,261
Long-term debt (2)                                                    391,172              399,422
Long-term debt to long-term debt plus equity (2)                         0.17                 0.19
--------------------------------------------------------------------------------------------------

(1)  See explanation on page 6
(2)  Excludes current portion of long-term debt



REVENUE             CONTRACT DRILLING GROUP   TECHNOLOGY SERVICES   RENTAL AND PRODUCTION  TOTAL PRECISION DRILLING
($ Millions)
-------------       -----------------------   -------------------   ---------------------  ------------------------
2000                                 231                     94                  40                      365
2001                                 356                    175                  47                      578
2002                                 305                    175                  48                      528
2003                                 335                    203                  50                      588
2004                                 387                    227                  51                      665

OPER. EARNINGS
($ Millions)
--------------
2000                                  75                     14                  10                       99
2001                                 116                     35                  12                      163
2002                                 102                      9                   9                      120
2003                                 105                     13                   8                      126
2004                                 149                     30                  10                      189

OVERVIEW

     Earnings per share from continuing operations for the three months ended March 31, 2004 was $1.91 compared to $1.34 in the same quarter of 2003, while net earnings per share were $1.79 compared to $1.51 in the prior year. Net earnings in the current quarter were reduced by the writedown of assets on a business held for sale as the current fair market valuation is less than the estimated fair value as at December 31, 2003. The current period results were also reduced by the expensing of the fair value of stock options for $2.1 million ($0.04 per share) in accordance with new Canadian accounting standards. The Corporation has retroactively applied the new standards and restated prior year earnings by $1.8 million ($0.03 per share).

     Revenue of $665.2 million for the first quarter increased by $77.2 million or 13% over the same period in the prior year. The principal increase was from the Corporation's Canadian operations. Activity levels in Canada in the first quarter of 2003 were strong and has remained strong in the first quarter of 2004. All of the Corporation's business segments in Canada performed at or above the activity levels experienced in the first quarter of the prior year and all business units experienced increased pricing for their services as compared to the prior year. Revenue in Canada from the Contract Drilling operation was up 13% while operating days were up only 1%. Revenue in the Technology Services Canadian operation was up 15%.

     The first quarter of 2004 saw an increase in the Corporation's international rig activity of 58%, based on the number of rig operating days. On April 2 the Corporation announced it had executed a definitive agreement to purchase the worldwide land drilling business and assets of GlobalSanteFe for US$316.5 million. The purchase includes 31 land rigs located in the Middle East, North Africa and South America and an extensive fleet of specialized rig transport equipment. The acquisition will expand on the Corporation's growing international rig operation and will bring the total fleet of international rigs to 50. The acquisition of the land drilling assets of GlobalSanteFe will enable the Corporation to continue its growth in the international drilling rig market. The transaction is expected to be completed before the end of May 2004.

SEGMENT REVIEW
Three months ended March 31,                                             2004                    2003           % Change
------------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS: (1)
     Contract Drilling                                          $     148,608            $    104,525               42.2
     Technology Services                                               29,793                  13,098              127.5
     Rental and Production                                              9,741                   8,271               17.8
     Corporate and Other                                             (14,946)                 (7,043)            (112.2)
------------------------------------------------------------------------------------------------------------------------
                                                                $     173,196            $    118,851               45.7
------------------------------------------------------------------------------------------------------------------------

(1)  see explanation on page 6


CONTRACT DRILLING
Three months ended March 31,                                                         % OF                           % of
(Stated in thousand of dollars, except per day/hour amounts)             2004     REVENUE               2003     Revenue
------------------------------------------------------------------------------------------------------------------------
Revenue                                                          $    387,251                   $    335,312
Expenses:
     Operating                                                        203,445        52.5            197,066        58.8
     General and administrative                                        10,038         2.6              8,887         2.6
     Depreciation and amortization                                     24,357         6.3             25,613         7.6
     Foreign exchange                                                     803         0.2              (779)       (0.2)
------------------------------------------------------------------------------------------------------------------------
Operating earnings (1)                                           $    148,608        38.4       $    104,525        31.2
------------------------------------------------------------------------------------------------------------------------

                                                                                                                % Change
------------------------------------------------------------------------------------------------------------------------
Number of drilling rigs (end of period)                                   244                            241         1.2
Drilling rig operating days                                            16,097                         15,466         4.1
Drilling revenue per operating day                               $     17,903                   $     16,088        11.3
Number of service rigs (end of period)                                    239                            240       (0.4)
Service rig operating hours                                           150,693                        138,918         8.5
Service revenue per operating hour                               $        534                   $        496         7.7
------------------------------------------------------------------------------------------------------------------------

(1)  see explanation on page 6

     Contract Drilling's revenue increased by 15% in the first quarter compared to the same quarter last year while operating earnings increased by 42%. The increase in operating earnings as a percentage of revenue was the result of an increase in drilling day rates and service rig rates experienced in the latter half of 2003 that carried through into the peak period of 2004.

     In Canada, the drilling rig fleet achieved 14,768 operating days for a 72% utilization in the quarter compared to 14,641 operating days and a 72% utilization in the comparable quarter of the prior year. Revenue for contract drilling was up 13% due to an increase in the average daily rate of 12%. During the quarter the Corporation experienced manpower shortages but not to the same extent experienced in the first quarter of 2003. In the first quarter the Corporation added the second Super Single(R) Light drilling rig and retired one conventional rig on April 1, 2004, bringing the current total rig fleet in Canada to 225.

     Service rig activity increased by 8% over the prior year to 150,693 hours and 69% utilization. The improved service hours is attributable to well completions due to the strong drilling activity in the fourth quarter of 2003. As a result of high demand the service rig business experienced an 8% increase in the average hourly rate over the prior year comparable quarter. The activity levels for the quarter were impacted somewhat by the extremely cold weather conditions experienced at times during the quarter in Western Canada and the warmer weather experienced later in the quarter which resulted in early road bans in Southern Canada.

     During the quarter the Corporation experienced an increase in international drilling activity as the number of drilling days increased over the same quarter in 2003 by 58% to 1,329 operating days. The increase in drilling days was the result of increased activity in Latin America, as Venezuela was negatively impacted by a general strike in the first quarter of 2003, an increase in the number of rigs working on the Corporation's integrated services contract in Mexico from 7 to 10, and the start of a one rig contract in the Middle East. The platform mounted rig mobilized for Asia/Pacific is in the region and is expected to begin operations in the second quarter.

TECHNOLOGY SERVICES
Three months ended March 31,                                              % OF                                 % of
(Stated in thousand of dollars)                           2004         REVENUE                2003          Revenue
-------------------------------------------------------------------------------------------------------------------
Revenue                                          $     227,214                        $    203,037
Expenses:
     Operating                                         149,417            65.8             143,432             70.6
     General and administrative                         15,169             6.7              19,969              9.8
     Depreciation and amortization                      20,655             9.1              18,753              9.2
     Research and engineering                           11,263             4.9               8,899              4.4
     Foreign exchange                                      917             0.4             (1,114)            (0.5)
-------------------------------------------------------------------------------------------------------------------
Operating earnings (1)                           $      29,793            13.1        $     13,098              6.5
-------------------------------------------------------------------------------------------------------------------

                                                                                                           % Change
-------------------------------------------------------------------------------------------------------------------
Wireline jobs performed                                 11,058                              10,002             10.6
Directional wells drilled                                  959                                 750             27.9
Well testing/CPD (2) man-days                           29,406                              24,747             18.8
-------------------------------------------------------------------------------------------------------------------

(1)  see explanation on page 6
(2)  Controlled Pressure Drilling (CPD)

     In the quarter, revenue for Technology Services was 12% higher than the comparable quarter in 2003. The most significant increase was realized in the Canadian region where revenue increased $16.4 million (a 15% increase over 2003) due to a slight increase in activity and an increase in pricing for our services. Other areas with significant growth in revenue were the United States with a 24% increase due to an increase in activity and Latin America with a 120% increase due to the general strike impacting 2003 results. Revenue for the quarter was contributed from Canada at 56% (2003 - 55%), US 17% (2003 - 15%) and International 27% (2003 - 30%).

     Operating earnings of 13% of revenue was a significant improvement from 6% in the comparable quarter of 2003. The improved operating earnings were the result of increased pricing and utilization in Canada, cost reduction initiatives in the US and increased activity in South America where the Corporation was impacted by the general strike in Venezuela during the first quarter of 2003. Depreciation expense increased as a result of increased capital assets offset by lower gains on disposal of assets. Total capital expenditures in the Technology Services segment in the last twelve months have been $143.5 million.

     Research and engineering costs have increased over the same quarter in the prior year due to the emphasis on bringing the Rotary Steerable tool to market in various sizes, and the costs associated with upgrading the LWD tools with the latest design changes.

     The number of wireline jobs performed is up on the prior year quarter due to increases in Canada, the US and Mexico. Directional wells drilled by the Corporation are up due to the introduction of the new technologies in various sizes.

     The improved financial performance in Technology Services outpaced market driven activity as the segment continued to build on the actions taken in 2003 to focus on business efficiencies in its most promising markets.

     The Corporation continues with the implementation of an integrated Enterprise Resource Planning information system. The first phase was completed in the Canadian operation in the fourth quarter of 2003 with the next phase scheduled to go live in the third quarter of 2004 in the Corporation's US operations.

RENTAL AND PRODUCTION
Three months ended March 31,                                          % OF                                     % of
(Stated in thousand of dollars)                       2004         REVENUE                   2003           Revenue
--------------------------------------------------------------------------------------------------------------------
Revenue                                        $    50,700                             $   49,621
Expenses:
     Operating                                      35,000            69.0                 35,164              70.9
     General and administrative                      2,644             5.2                  2,654               5.3
     Depreciation and amortization                   3,302             6.5                  3,319               6.7
     Foreign exchange                                   13             0.1                    213               0.4
--------------------------------------------------------------------------------------------------------------------
Operating earnings (1)                         $     9,741            19.2             $    8,271              16.7
--------------------------------------------------------------------------------------------------------------------

                                                                                                           % Change
Equipment rental days (000's)                          253                                    232              9.1
Plant maintenance man-days (000's)                      59                                     60             (1.7)
--------------------------------------------------------------------------------------------------------------------

(1)  see explanation on page 6

     The Rental and Production segment experienced an increase in revenue of 2% over the prior year to $50.7 million. The segment's rental division realized higher revenues due to increased rental days driven by the activity levels in Canada. Industrial plant maintenance revenue was in line with the prior year.

CORPORATE AND OTHER

CORPORATE AND OTHER EXPENSES

     Corporate and other expenses of $14.9 million for the first quarter have increased by $7.9 million over the same period last year. Expenses in 2003 were reduced by a $3.5 million benefit recorded as a result of the settlement of a dispute arising from a previous divestment. Stock option and earnings related compensation expense was also higher in 2004 than in 2003.

OTHER ITEMS

     Interest expense for the three months ended March 31, 2004 was $8.2 million, a decrease of $1.1 million or 12% from the same period last year. The decrease is the result of a lower average net debt balance for the first quarter of 2004. The average net debt outstanding decreased from $663.6 million for the first quarter in 2003 to $508.7 million in 2004. Net debt is defined as long-term debt, including current portion, plus bank indebtedness less cash. The decrease in average net debt is principally due to cash receipts from the exercise of stock options and funds provided by operations in excess of capital spending.

     The effective tax rate on earnings before income taxes, non-controlling interest and discontinued operations was 34% in comparison to 32% in the prior year.

     During April the Corporation issued 143,625 shares on the exercise of stock options.

LIQUIDITY AND CAPITAL RESOURCES

     Funds generated from continuing operations for the current quarter were $180.5 million up 36% from the prior year of $132.4 million. The Corporation spent $49.6 million on capital additions, net of proceeds of disposal, in the three month period ended March 31, 2004. The principal capital additions related to the Corporation's expansion in Technology Services as the Corporation continues its new technology roll-out. During the quarter the Corporation received $25.7 million from the sale of Fleet Cementers and $30.5 million on the exercise of stock options.

     Working capital increased from $248.3 million at December 31, 2003 to $421.8 million at March 31, 2004 and the working capital ratio increased from
1.6 to 2.0.

     The Corporation's total borrowing at March 31, 2004 amounted to $483.7 million, a reduction of $80.8 million since December 31, 2003, of which 72% was fixed and 28% was floating. The Corporation's long-term debt to long-term debt plus equity ratio improved from 0.19 as at December 31, 2003 to 0.17 as at March 31, 2004. The Corporation's unused operating credit line amounts to $337.9 million at March 31, 2004. Precision also has bridge financing in place to complete its recently announced acquisition and is exploring long-term financing alternatives.

(1)  NON-GAAP MEASURE

     OPERATING EARNINGS IS NOT A RECOGNIZED MEASURE UNDER CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP). MANAGEMENT BELIEVES THAT IN ADDITION TO NET EARNINGS, OPERATING EARNINGS IS A USEFUL SUPPLEMENTAL MEASURE AS IT PROVIDES AN INDICATION OF THE RESULTS GENERATED BY THE CORPORATION'S PRINCIPAL BUSINESS ACTIVITIES PRIOR TO CONSIDERATION OF HOW THOSE ACTIVITIES ARE FINANCED OR HOW THE RESULTS ARE TAXED IN VARIOUS JURISDICTIONS. INVESTORS SHOULD BE CAUTIONED, HOWEVER, THAT OPERATING EARNINGS SHOULD NOT BE CONSTRUED AS AN ALTERNATIVE TO NET EARNINGS DETERMINED IN ACCORDANCE WITH GAAP AS AN INDICATOR OF PRECISION'S PERFORMANCE. PRECISION'S METHOD OF CALCULATING OPERATING EARNINGS MAY DIFFER FROM OTHER COMPANIES AND, ACCORDINGLY, OPERATING EARNINGS MAY NOT BE COMPARABLE TO MEASURES USED BY OTHER COMPANIES.


DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     CERTAIN STATEMENTS CONTAINED IN THIS INTERIM REPORT, INCLUDING STATEMENTS WHICH MAY CONTAIN WORDS SUCH AS "COULD", "PLANS", "SHOULD", "ANTICIPATES", "EXPECT", "BELIEVE", "WILL" AND SIMILAR EXPRESSIONS AND STATEMENTS RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS INCLUDING, BUT NOT LIMITED TO, STATEMENTS AS TO: FUTURE CAPITAL EXPENDITURES, INCLUDING THE AMOUNT AND NATURE THEREOF; DRILLING ACTIVITY LEVELS; OIL AND GAS PRICES AND DEMAND; EXPANSION AND OTHER DEVELOPMENT TRENDS OF THE OIL AND GAS INDUSTRY; IMPROVEMENT IN DAY RATES; BUSINESS STRATEGY; EXPANSION AND GROWTH OF THE CORPORATION'S BUSINESS AND OPERATIONS, INCLUDING THE CORPORATION'S MARKET SHARE AND POSITION IN THE DOMESTIC AND INTERNATIONAL DRILLING MARKETS; AND OTHER SUCH MATTERS.

     THESE STATEMENTS ARE BASED ON CERTAIN ASSUMPTIONS AND ANALYSES MADE BY THE CORPORATION IN LIGHT OF ITS EXPERIENCE AND ITS PERCEPTION OF HISTORICAL TRENDS, CURRENT CONDITIONS AND EXPECTED FUTURE DEVELOPMENTS AS WELL AS OTHER FACTORS IT BELIEVES ARE APPROPRIATE IN THE CIRCUMSTANCES. HOWEVER, WHETHER ACTUAL RESULTS, PERFORMANCE

OR ACHIEVEMENTS WILL CONFORM WITH THE CORPORATION'S EXPECTATIONS AND PREDICTIONS IS SUBJECT TO A NUMBER OF KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE CORPORATION'S EXPECTATIONS,
INCLUDING: FLUCTUATIONS IN THE PRICE AND DEMAND OF OIL AND GAS; FLUCTUATIONS IN THE LEVEL OF OIL AND GAS EXPLORATION AND DEVELOPMENT ACTIVITIES; FLUCTUATIONS IN THE DEMAND FOR WELL SERVICING, CONTRACT DRILLING AND ANCILLARY OILFIELD SERVICES; THE EXISTENCE OF COMPETITORS, TECHNOLOGICAL CHANGES AND DEVELOPMENTS IN THE OIL AND GAS INDUSTRY; THE ABILITY OF OIL AND GAS COMPANIES TO RAISE CAPITAL; THE EFFECTS OF SEVERE WEATHER CONDITIONS ON OPERATIONS AND FACILITIES; THE EXISTENCE OF OPERATING RISKS INHERENT IN WELL SERVICING, CONTRACT DRILLING AND ANCILLARY OILFIELD SERVICES; POLITICAL CIRCUMSTANCES IMPEDING THE PROGRESS OF WORK IN ANY OF THE COUNTRIES IN WHICH THE CORPORATION DOES BUSINESS; IDENTIFYING AND ACQUIRING SUITABLE ACQUISITION TARGETS ON REASONABLE TERMS; GENERAL ECONOMIC, MARKET OR BUSINESS CONDITIONS, INCLUDING STOCK MARKET VOLATILITY; CHANGES IN LAWS OR REGULATIONS, INCLUDING TAXATION, ENVIRONMENTAL AND CURRENCY REGULATIONS; THE LACK OF AVAILABILITY OF QUALIFIED PERSONNEL OR MANAGEMENT; AND OTHER UNFORESEEN CONDITIONS WHICH COULD IMPACT ON THE USE OF SERVICES SUPPLIED BY THE CORPORATION.

     CONSEQUENTLY, ALL OF THE FORWARD-LOOKING STATEMENTS MADE IN THIS REPORT ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS AND THERE CAN BE NO ASSURANCE THAT THE ACTUAL RESULTS OR DEVELOPMENTS ANTICIPATED BY THE CORPORATION WILL BE REALIZED OR, EVEN IF SUBSTANTIALLY REALIZED, THAT THEY WILL HAVE THE EXPECTED CONSEQUENCES TO OR EFFECTS ON THE CORPORATION OR ITS BUSINESS OR OPERATIONS. THE CORPORATION ASSUMES NO OBLIGATION TO UPDATE PUBLICLY ANY SUCH FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CONSOLIDATED BALANCE SHEETS
                                                                                 MARCH 31,             December 31,
(Stated in thousands of dollars)                                                      2004                     2003
--------------------------------------------------------------------------------------------------------------------
(unaudited) (restated - Note 4)
ASSETS
Current assets:
     Cash                                                                   $       20,209          $        21,370
     Accounts receivable                                                           699,391                  544,850
     Inventory                                                                      95,676                   99,088
     Assets of discontinued operations (NOTE 3)                                     12,312                   21,150
--------------------------------------------------------------------------------------------------------------------
                                                                                   827,588                  686,458
Property, plant and equipment, net of accumulated depreciation                   1,587,732                1,588,250
Intangibles, net of accumulated amortization                                        63,778                   65,262
Goodwill                                                                           528,547                  527,443
Other assets                                                                         8,612                    8,932
Assets of discontinued operations (NOTE 3)                                           4,086                   32,040
--------------------------------------------------------------------------------------------------------------------
                                                                            $    3,020,343          $     2,908,385
--------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Bank indebtedness                                                      $       79,077          $       147,909
     Accounts payable and accrued liabilities                                      292,631                  260,545
     Income taxes payable                                                           15,177                    7,373
     Current portion of long-term debt                                              13,418                   17,158
     Liabilities of discontinued operations (NOTE 3)                                 5,490                    5,212
--------------------------------------------------------------------------------------------------------------------
                                                                                   405,793                  438,197
Long-term debt                                                                     391,172                  399,422
Future income taxes                                                                340,356                  320,599
Future income taxes of discontinued operations                                           -                    1,107
Non-controlling interest                                                             4,628                    3,771
Shareholders' equity:
     Contributed surplus                                                            15,766                   14,266
     Share capital                                                                 967,830                  936,744
     Retained earnings                                                             894,798                  794,279
--------------------------------------------------------------------------------------------------------------------
                                                                                 1,878,394                1,745,289
Subsequent event (NOTE 6)
--------------------------------------------------------------------------------------------------------------------
                                                                            $    3,020,343          $     2,908,385
--------------------------------------------------------------------------------------------------------------------
Common shares outstanding (000's)                                                   55,753                   54,846
Common share purchase options outstanding (000's)                                    2,547                    3,393

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (UNAUDITED)

Three Months Ended March 31,
(Stated in thousands of dollars, except per share amounts)                            2004                     2003
--------------------------------------------------------------------------------------------------------------------
                                                                                                  (restated - Note 4)
Revenue                                                                  $         665,165            $     587,970
Expenses:
     Operating                                                                     387,862                  376,037
     General and administrative                                                     42,807                   35,224
     Depreciation and amortization                                                  49,725                   48,858
     Research and engineering                                                       11,263                    8,899
     Foreign exchange                                                                  312                      101
--------------------------------------------------------------------------------------------------------------------
                                                                                   491,969                  469,119
--------------------------------------------------------------------------------------------------------------------
Operating earnings                                                                 173,196                  118,851
Interest                                                                             8,188                    9,269
--------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes and
  non-controlling interest                                                         165,008                  109,582
Income taxes:
     Current                                                                        36,893                   22,568
     Future                                                                         19,820                   12,582
--------------------------------------------------------------------------------------------------------------------
                                                                                    56,713                   35,150
--------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before non-controlling interest                108,295                   74,432
Non-controlling interest                                                               857                      286
--------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                                                107,438                   74,146
Discontinued operations, net of tax (NOTE 3)                                       (6,919)                    8,983
--------------------------------------------------------------------------------------------------------------------
Net earnings                                                                       100,519                   83,129
Retained earnings, beginning of period                                             794,279                  613,805
--------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                         $         894,798            $     696,934
--------------------------------------------------------------------------------------------------------------------
Earnings per share from continuing operations:
     Basic                                                               $            1.94            $        1.37
     Diluted                                                             $            1.91            $        1.34
--------------------------------------------------------------------------------------------------------------------
Earnings per share:
     Basic                                                               $            1.81            $        1.53
     Diluted                                                             $            1.79            $        1.51
--------------------------------------------------------------------------------------------------------------------
Common shares outstanding (000's)                                                   55,753                   54,266
Weighted average shares outstanding (000's)                                         55,485                   54,161
Diluted shares outstanding (000's)                                                  56,309                   55,149

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

Three Months Ended March 31,
(Stated in thousands of dollars)                                                      2004                     2003
----------------------------------------------------------------------------------------------------------------------------
                                                                                                         (restated - Note 4)

Cash provided by (used in):
Continuing operations:
     Earnings from continuing operations                                 $         107,438            $      74,146
     Items not affecting cash:
         Stock-based compensation                                                    2,051                    1,672
         Depreciation and amortization                                              49,725                   48,858
         Future income taxes                                                        19,820                   12,582
         Non-controlling interest                                                      857                      286
         Amortization of deferred financing costs                                      320                      322
         Unrealized foreign exchange loss (gain) on
           long-term monetary items                                                   285                    (5,464)
----------------------------------------------------------------------------------------------------------------------------
     Funds provided by continuing operations                                       180,496                  132,402
     Changes in non-cash working capital balances                                (111,238)                (149,713)
----------------------------------------------------------------------------------------------------------------------------
                                                                                    69,258                 (17,311)

Funds provided by (used in) discontinued operations                                (3,898)                  (2,230)
Changes in non-cash working capital balances of discontinued operations              8,592                    (271)
----------------------------------------------------------------------------------------------------------------------------
                                                                                     4,694                  (2,501)
Investments:
     Business acquisitions                                                           (630)                  (6,800)
     Purchase of property, plant and equipment                                    (53,728)                 (76,732)
     Proceeds on sale of property, plant and equipment                               4,713                    4,237
     Proceeds on disposal of discontinued operations (NOTE 3)                       25,746                   60,360
     Investments                                                                         -                    (759)
----------------------------------------------------------------------------------------------------------------------------
                                                                                  (23,899)                 (19,694)
Financing:
     Increase in long-term debt                                                      1,263                   44,960
     Repayment of long-term debt                                                   (4,365)                  (5,440)
     Issuance of common shares on exercise of options                               30,535                    6,209
     Change in bank indebtedness                                                  (78,647)                    3,159
----------------------------------------------------------------------------------------------------------------------------
                                                                                  (51,214)                   48,888
----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                        (1,161)                    9,382
Cash, beginning of period                                                           21,370                   17,315
----------------------------------------------------------------------------------------------------------------------------
Cash, end of period                                                      $          20,209            $      26,697
----------------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts stated in thousands of dollars)

1.   BASIS OF PRESENTATION

     These interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation's audited financial statements for the year ended December 31, 2003, except as noted below. These interim financial statements conform in all respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures regarding balance sheet items and transactions occurring prior to the current reporting period. As a result, these interim financial statements should be read in conjunction with the Corporation's audited financial statements for the year ended December 31, 2003 contained in the Corporation's 2003 annual report.

2.   SEASONALITY OF OPERATIONS

     The majority of the Corporation's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Corporation's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally our slowest time.

3.   DISPOSAL OF DISCONTINUED OPERATIONS

     On February 12, 2004, the Corporation sold substantially all of the assets of Fleet Cementers, Inc. for proceeds of $25.7 million. The Corporation has entered into an agreement for the sale of the assets of the Polar Completions division. The closing of the transaction is anticipated to take place on or about May 7, 2004 and the carrying value of the assets has been written down to the aggregate purchase price. These assets are being disposed of as they are not a core component to the Corporation's energy services globalization strategy.

     Effective January 1, 2003, the Corporation sold Energy Industries Inc., a wholly-owned subsidiary included in the Rental and Production segment.

     Results of the operations of these businesses have been classified as results of discontinued operations. The following table provides additional information with respect to amounts included in the results of discontinued operations.

                                                                    2004                     2003
--------------------------------------------------------------------------------------------------
Revenue
     Fleet Cementers and Polar Completions                   $     8,192            $      11,703
     Other                                                             -                      560
--------------------------------------------------------------------------------------------------
                                                             $     8,192            $      12,263
--------------------------------------------------------------------------------------------------
Gain on disposal of Energy Industries                        $         -            $      13,071
Loss on disposal of Fleet Cementers' assets                        (943)                        -
--------------------------------------------------------------------------------------------------
                                                                   (943)                   13,071
--------------------------------------------------------------------------------------------------
Results of operations before income taxes
     Fleet Cementers and Polar Completions                         (850)                  (4,796)
     Other                                                             -                       49
     Writedown of assets held for sale                           (6,117)                        -
--------------------------------------------------------------------------------------------------
                                                                 (6,967)                  (4,747)
Income tax expense (recovery)                                      (991)                    (659)
--------------------------------------------------------------------------------------------------
                                                                 (5,976)                  (4,088)
--------------------------------------------------------------------------------------------------
Discontinued operations                                      $   (6,919)            $       8,983
--------------------------------------------------------------------------------------------------

     The following table provides additional information with respect to amounts included in the balance sheet as assets/liabilities held for sale:
                                                                          2004
-------------------------------------------------------------------------------
Accounts receivable                                              $       5,449
Inventory                                                                6,863
-------------------------------------------------------------------------------
                                                                 $      12,312
-------------------------------------------------------------------------------
Capital assets                                                   $       3,160
Other                                                                      926
-------------------------------------------------------------------------------
                                                                 $       4,086
-------------------------------------------------------------------------------
Accounts payable                                                 $       3,752
Other                                                                    1,738
-------------------------------------------------------------------------------
                                                                 $       5,490
-------------------------------------------------------------------------------


     The following table provides additional information with respect to amounts included in the cash flow statement of funds provided by (used in) assets classified as discontinued operations:

                                                                         2004                2003
--------------------------------------------------------------------------------------------------
Net earnings of discontinued operations                           $   (6,919)       $       8,983
Items not affecting cash:
     Loss (gain) on disposal of discontinued operations                   943            (13,071)
     Depreciation and amortization                                        782               1,888
     Stock-based compensation                                               -                  96
     Writedown of assets of discontinued operations                     3,293                   -
     Future income taxes                                              (1,997)               (126)
--------------------------------------------------------------------------------------------------
Funds provided (used in) by discontinued operations               $   (3,898)       $     (2,230)
--------------------------------------------------------------------------------------------------


4.   STOCK-BASED COMPENSATION

     Effective January 1, 2004, the Corporation has adopted the revised Canadian accounting standards with respect to accounting for stock-based compensation. Under the new standard, the fair value of common share purchase options is calculated at the date of grant and that value is recorded as compensation expense over the vesting period of those grants. The Corporation has retroactively applied this standard, with restatement of prior years, to all common share purchase options granted since January 1, 2002. This has resulted in a charge to net earnings of $2.1 million at March 31, 2004 ($1.8 million at March 31, 2003) and a reduction to opening retained earnings of $14.5 million at January 1, 2004 ($6.3 million at January 1, 2003).

     Included in share capital at March 31, 2004 is $766,000 (December 31, 2003
- $215,000) relating to stock-based compensation expense on options that were exercised.

5.   SEGMENT INFORMATION

                                                  CONTRACT       TECHNOLOGY      RENTAL AND        CORPORATE
Three months ended March 31, 2004                 DRILLING         SERVICES      PRODUCTION        AND OTHER             TOTAL
-------------------------------------------------------------------------------------------------------------------------------
Revenue                                       $    387,251     $    227,214     $    50,700     $          -      $    665,165
Operating earnings (loss)                          148,608           29,793           9,741         (14,946)           173,196
Research and engineering                                 -           11,263               -                -            11,263
Depreciation and amortization                       24,357           20,655           3,302            1,411            49,725
Total assets                                     1,502,344        1,283,193         178,946           55,860         3,020,343
Goodwill                                           257,531          242,314          28,702                -           528,547
Capital expenditures*                               17,201           25,723           6,465            4,339            53,728
-------------------------------------------------------------------------------------------------------------------------------

                                                  Contract       Technology      Rental and        Corporate
Three months ended March 31, 2003                 Drilling         Services      Production        and Other             Total
-------------------------------------------------------------------------------------------------------------------------------
Revenue                                       $    335,312     $    203,037     $    49,621     $          -      $    587,970
Operating earnings (loss)                          104,525           13,098           8,271          (7,043)           118,851
Research and engineering                                 -            8,899               -                -             8,899
Depreciation and amortization                       25,613           18,753           3,319            1,173            48,858
Total assets                                     1,421,031        1,238,468         179,365           81,254         2,920,118
Goodwill                                           257,531          241,340          28,572                -           527,443
Capital expenditures*                                8,298           60,028           3,849            4,557            76,732
-------------------------------------------------------------------------------------------------------------------------------

*    excludes business acquisitions

6.   SUBSEQUENT EVENT

     On April 2, 2004, the Corporation entered into a definitive agreement to buy all of the worldwide land drilling business and assets from GlobalSantaFe Corporation for US $316.5 million. The transaction is anticipated to be completed during the second quarter of 2004. The acquisition will be accounted for by the purchase method with the results of the acquired operations to be included in the financial statements from the effective date of acquisition. The Corporation has bridge financing in place to complete the transaction and is exploring long-term financing alternatives.

SHAREHOLDER INFORMATION                  HEAD OFFICE
                                              Precision Drilling Corporation
DIRECTORS                                     4200, 150-6th Avenue S. W.
                                              Calgary, Alberta, Canada T2P 3Y7
W.C. (MICKEY) DUNN (2) (3)                    Telephone: 403-716-4500
Edmonton, Alberta                             Facsimile: 403-264-0251
                                              Website: www.precisiondrilling.com
ROBERT J.S. GIBSON (1) (3)
Calgary, Alberta                         BANKER
                                              Royal Bank of Canada
MURRAY K. MULLEN (2)                          Calgary, Alberta
Calgary, Alberta
                                         LEGAL COUNSEL
PATRICK M. MURRAY (1)                         Borden Ladner Gervais LLP
Dallas, Texas                                 Calgary, Alberta

FREDERICK W. PHEASEY (3)                 AUDITORS
Edmonton, Alberta                             KPMG LLP
                                              Calgary, Alberta
HANK B. SWARTOUT
Calgary, Alberta

H. GARTH WIGGINS (1)
Calgary, Alberta


(1) Audit Committee member
(2) Compensation Committee member
(3) Corporate Governance and nominating Committee member


OFFICERS

HANK B. SWARTOUT
Chairman of the Board, President
and Chief Executive Officer

DALE E. TREMBLAY
Senior Vice President Finance
and Chief Financial Officer

JOHN R. KING
Senior Vice President
Technology Services

M.J. (MICK) MCNULTY
Senior Vice President
Operations Finance

R.T. (BOB) GERMAN
Vice President and
Chief Accounting Officer

JAN M. CAMPBELL
Corporate Secretary

STOCK EXCHANGE LISTINGS                         ACCOUNT QUESTIONS

     Common shares of Precision Drilling             Our Transfer Agent can help
Corporation are listed on The Toronto           you with a variety of shareholder
Stock Exchange under the trading symbols        related services, including:
PD and PD.U, and on the New York Stock
Exchange under the trading symbol PDS.          CHANGE OF ADDRESS

TORONTO (TSX)                                        Lost share certificates
     January 1, 2004 to March 31, 2004               Transfer of stock to another person
     High: $67.50                                    Estate settlement
     Low: $55.89
     Volume traded: 17.2 million                YOU CAN CALL OUR TRANSFER AGENT TOLL FREE AT:
                                                     1-888-267-6555
NEW YORK (NYSE)
     January 1, 2004  to March 31, 2004         YOU CAN WRITE TO THEM AT:
     High: US $50.50                                 Computershare Trust Company of Canada
     Low: US $43.30                                  100 University Avenue, 9th Floor
     Volume traded: 11.9 million                     Toronto, Ontario M5J 2Y1

TRANSFER AGENT AND REGISTRAR                    OR YOU CAN EMAIL THEM AT:
     Computershare Trust Company of Canada           caregistryinfo@computershare.com
     Calgary, Alberta
                                                     Shareholders of record who
TRANSFER POINT                                  receive more than one copy of this
     Computershare Trust Company, Inc.          report can contact our Transfer
     New York, New York                         Agent and arrange to have their
                                                accounts consolidated. Shareholders
                                                who own Precision shares through a
                                                brokerage firm can contact their
                                                broker to request consolidation of
                                                their accounts.

                                                ONLINE INFORMATION

                                                     To receive our news releases
                                                by e-mail, or to view this interim
                                                report, please visit our web site
                                                at www.precisiondrilling.com and
                                                refer to the Investor Relations
                                                section.

                                                ESTIMATED RELEASE DATES
                                                FOR FINANCIAL RESULTS
                                                     2004 Second Quarter - July 29, 2004
                                                     2004 Third Quarter - October 28, 2004
